October 24, 2012

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Mr. H. Roger Schwall Mr. Kevin Dougherty Ms. Lily Dang Mr. Karl Hiller

Re:	Delek Logistics Partners, LP Amendment No. 3 to Registration Statement on Form S-1 Filed on October 16, 2012 File No. 333-182631

Dear Mr. Schwall:

At the request of our client, Delek Logistics Partners, LP (the “Partnership”), we are responding on behalf of the Partnership to your letter dated October 23, 2012 to Mr. Ezra Uzi Yemin regarding the Partnership’s Amendment No. 3 to Registration Statement on Form S-1, filed with the Securities and Exchange Commission (the “Commission”) on October 16, 2012, and correspondences submitted to the Commission on October 16, 2012 and October 22, 2012. The Partnership expects to file an amendment to the registration statement shortly. The amended registration statement is referred to herein as the “Registration Statement.” The information and undertakings provided below have been furnished by the Partnership. In addition, the Partnership has made certain representations in Annex A hereto.

The Partnership’s responses below are preceded with the Staff (the “Staff”) of the Division of Corporate Finance’s comments for ease of reference.

Form S-1/A3 Filed October 16, 2012

Pro Forma Combined Financial Statements

Note 2—Pro Forma Adjustments and Assumptions, page F-6

1.

We understand from your response to prior comment 3 that the adjustments described in paragraph (r) are intended to reflect pipeline tariffs and terminalling charges that you will earn under new commercial agreements that become effective upon closing your offering, and that such amounts represent transactions with Delek parent company that were eliminated in consolidation at the Delek parent level instead of between entities that are consolidated in the predecessor financial statements. Please clarify as necessary if this does not reflect a proper

Division of Corporation Finance	- 2 -

understanding of your situation. In addition, further expand your disclosure to include a table showing the historical quantities of product utilized in your computations and the fees that are specified in your new commercial agreements that would have applied during the periods shown, with totals supporting the adjustment amounts.

The Partnership will revise the Registration Statement in response to the Staff’s comment as indicated in the marked pages F-8 to F-10 from the Registration Statement included in Annex B. Note that note (r) has been renumbered as note (q)

Note 3—Pro Forma Net Income Per Unit, page F-8

2.	We note your disclosure on page F-9 indicating that pro forma net income per common unit, and per subordinated unit, would have been $0.93 and $0.47 for the twelve and six months ended December 31, 2011 and June 30, 2012, respectively, pursuant to SAB Topic 1:B.3. Please expand your disclosure to add a table showing your calculations of these amounts and narrative to explain assumptions about proceeds to be distributed, offering price and incremental shares. These details should be consistent with disclosures in paragraphs (f) and (g).

The Partnership will revise the Registration Statement in response to the Staff’s comment as indicated in the marked pages F-10 and F-11 from the Registration Statement included in Annex B.

Note 4—Commercial Agreements with Delek, page F-9

3.	Please expand your disclosures to include the minimum commitments and percentages of capacity these represent for each agreement, also to indicate whether the fees represent market rates and are consistent with those you expect to earn from others for similar services. The fees specified in these agreements and utilized in your pro forma adjustments should be disclosed.

The Partnership will revise the Registration Statement in response to the Staff’s comment as indicated in the marked pages F-11 and F-12 from the Registration Statement included in Annex B.

Appendix A

4.	In your amended and restated agreement of limited partnership of Delek Logistics Partners, LP, you disclose a Section 16.9 “Applicable Law; Forum; Venue and Jurisdiction; Waiver of Trial by Jury.” Please disclose this forum selection provision in your prospectus disclosure of “The Partnership Agreement.”

The Partnership will revise the discussion of the partnership agreement and Section 16.9 of the partnership agreement as indicated in the marked pages 195, A-82 and A-83 from the Registration Statement included in Annex B.

* * * * *

Division of Corporation Finance	- 3 -

In addition to the changes discussed above, the Partnership will include in the Registration Statement certain additional disclosures regarding:

•	the preliminary operating results of the Predecessor for the quarter ended September 30, 2012 (pages 6 and 16);

•	corrections to the pro forma financial statements and the notes thereto (pages F-3 to F-10); and

•	corrections to the supplemental pro forma column of the Predecessor’s condensed combined balance sheets and note 13 thereto (pages F-38 and F-49).

Each of these changes are indicated in the marked pages from the Registration Statement included in Annex C.

If you have any further comments, or if you require additional information, please do not hesitate to contact the undersigned at 713.229.1734 or A.J. Ericksen of this office at 713.229.1393. Thank you for your attention to the matter.

Very truly yours,

BAKER BOTTS L.L.P.

By:	/s/ Gerald M. Spedale
Gerald M. Spedale

Annex A

October 24, 2012

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Mr. H. Roger Schwall Mr. Kevin Dougherty

Re:	Delek Logistics Partners, LP Amendment No. 3 to Registration Statement on Form S-1 Filed on October 16, 2012 File No. 333-182631

Dear Mr. Schwall:

Delek Logistics Partners, LP (the “Partnership”) hereby acknowledges in connection with its responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance contained in your letter dated October 23, 2012 that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegating authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Delek Logistics Partners, LP

By:	Delek Logistics GP, LLC its general partner

By:	/s/ Mark B. Cox
Mark B. Cox Executive Vice President and Chief Financial Officer

Annex B

Delek Logistics Partners, LP

Notes to Unaudited Pro Forma Combined Financial Statements

federal income tax purposes, with each partner being separately taxed on its share of the taxable income. The Partnership will be a non-taxable entity following the initial public offering.

The following adjustments reflect operations to be retained by the Predecessor:

(k) Delek will retain the balances associated with biofuel, jet fuel and petroleum coke activity, as these activities will not be a part of the ongoing operations of the Partnership.

(l) Delek will retain certain of the accounts receivable balances of the Predecessor at closing of the offering.

(m) Reflects the removal of biofuel activity and throughput fees related to the sales of jet fuel and petroleum coke and the corresponding amounts reflected in cost of goods sold. Following the completion of this offering, these activities will not be a part of the Partnership’s ongoing operations.

The following adjustments relate to businesses acquired:

(n) Reflects the additional revenues related to assets and entities acquired during 2011 as if those assets and entities were acquired as of January 1, 2011. Does not reflect revenues under the third-party agreement for 100% of the southbound capacity of the Paline Pipeline System that will be effective upon completion of the reversal of the pipeline, which is expected to be completed by October 2012. Also does not reflect revenues under our agreement with Delek for dedicated terminalling services at the Big Sandy terminal. The revenues also do not include activity for the Big Sandy terminal because it is currently idle.

(o) Reflects the additional operating, general and administrative, and depreciation expenses related to entities and assets acquired during 2011, and additional operating and depreciation expenses related to entities acquired in 2012 as if those entities and assets were acquired as of January 1, 2011.

(p) Reflects the elimination of intercompany operating expenses and revenue related to work performed by the Predecessor on behalf of Paline.

The following adjustments relate to contractual and structural changes in revenue and costs:

(q) The pro forma revenues reflect recognition of related party revenues for pipelines and terminals contributed to us that have not been previously recorded in the historical financial records of the Predecessor. The Predecessor historical financial statements did not reflect all intercompany revenues between subsidiaries for pipeline tariffs and terminalling charges, but included all operating expenses associated with the particular pipelines and terminals. Product volumes used in the calculations are historical volumes (calculated on an average basis for the periods presented) transported on or terminalled in facilities included in the Predecessor’s financial statements. Also included in this adjustment are service fees calculated using the rates and fees in the commercial agreements to be entered into primarily with Delek at the closing of this offering.

Delek Logistics Partners, LP

Notes to Unaudited Pro Forma Combined Financial Statements

The table below provides details for this adjustment associated with the commercial agreements we will enter into with Delek at the closing of this offering:

	For the Year Ended December 31, 2011
Agreement	New Tarriff Rate (per bbl)		Historical Throughputs (average bpd)	Pro Forma Revenue		Historical Revenue	Revenue Adjustment
Pipeline and transportation
Lion Pipeline System:
Crude oil pipelines (non-gathered)	$0.85		57,180	$12,005		$3,984	$8,021
Refined products pipelines to Enterprise System	0.10		46,203	1,141		—	1,141
SALA Gathering System	2.25		17,358	9,647		5,788	3,859
East Texas Crude Logistics System	0.40		55,341	8,080
Additional fee	0.20	(1)	5,341	390

Total East Texas Crude Logistics System				8,470		7,070	1,400

Wholesale marketing and terminalling
East Texas- Tyler refinery sales	0.60		51,568	11,226		9,982	1,244
Memphis terminal	0.50		10,773	1,330		11	1,319

Total				$43,819		$26,835	$16,984

	For the Six Months Ended June 30, 2012
Agreement	New Tarriff Rate (per bbl)		Historical Throughputs (average bpd)	Pro Forma Revenue		Historical Revenue	Revenue Adjustment
Pipeline and transportation
Lion Pipeline System:
Crude oil pipelines (non-gathered)	$0.85		48,251	$7,655	(2)	$2,061	$5,594
Refined products pipelines to Enterprise System	0.10		45,320	825		—	825
SALA Gathering System	2.25		20,237	8,287		4,972	3,315
East Texas Crude Logistics System	0.40		51,895	3,778
Additional fee	0.20	(1)	1,895	69

Total East Texas Crude Logistics System				3,847		3,907	(60)

Wholesale marketing and terminalling
East Texas- Tyler refinery sales	0.60		48,272	5,427	(3)	4,935	492
Memphis terminal	0.50		11,558	1,052		—	1,052

Total				$27,093		$15,875	$11,218

(1)	Under the pipeline and tankage agreement that we will enter into with Delek at the closing of this offering, the additional fee for volumes in excess of 50,000 barrels per day will be $0.20 per barrel.
(2)	Under the pipeline and storage facilities agreement that we will enter into upon closing of this offering, Lion Oil will be obligated to throughput an aggregate minimum of 46,000 bpd of crude oil shipped on the Lion Pipeline System. In the second quarter of 2012, the actual historical throughputs fell below this minimum

Delek Logistics Partners, LP

Notes to Unaudited Pro Forma Combined Financial Statements

commitment. The pro forma revenues were calculated using first quarter 2012 historical throughputs of 52,969 bpd, for revenue of $4.1 million, and minimum volume commitment in the second quarter of 2012 of 46,000 bpd, for revenue of $3.6 million.
(3)	Under the east Texas marketing agreement that we will enter into with Delek Refining at the closing of this offering, Delek Refining will be obligated to make available to us for marketing and sale at the Tyler refinery and/or Big Sandy terminal an aggregate amount of refined products of at least 50,000 bpd. As the historical throughputs for the first quarter of 2012 and second quarter of 2012 fell below this minimum volume commitment, 50,000 bpd was used to calculate the pro forma revenue for these respective periods.

(r) The pro forma operating expenses primarily reflect $1.2 million per year ($0.3 million per quarter), an increase relative to historical amounts of $0.5 million for the year ended December 31, 2011 and remained relatively flat for the six months ended June 30, 2012. These expenses are for business interruption, property and pollution liability insurance premiums that the Partnership expects to incur based on estimates from the Partnership’s insurance broker, and incremental employee-related expenses of $0.2 million per year related to Delek personnel who have been identified to be assigned to manage the Partnership’s day-to-day operations after the closing of the offering.

(s) Reflects the difference between the management fees paid by the Predecessor and the annual service fee of $2.7 that we will pay Delek under the terms of our omnibus agreement for performing certain corporate services.

3. Pro Forma Net Income Per Unit

The Partnership computes income per unit using the two-class method. Net income available to common and subordinated unitholders for purposes of the basic income per unit computation is allocated between the common and subordinated unitholders by applying the provisions of the partnership agreement as if all net income for the period had been distributed as cash. Under the two-class method, any excess of distributions declared over net income shall be allocated to the partners based on their respective sharing of income specified in the partnership agreement. For purposes of pro forma calculation, we have assumed that distributions were declared for each common and subordinated unit equal to the minimum quarterly distribution for each quarter during 2011 and the six months ended June 30, 2012.

Pro forma basic net income per unit is determined by dividing the pro forma net income available to common and subordinated unitholders of the Partnership by the number of common and subordinated units expected to be outstanding at the closing of the offering. For purposes of this calculation, the number of common and subordinated units outstanding was assumed to be 11,999,258 units and 11,999,258 units, respectively. All units were assumed to have been outstanding since January 1, 2011.

Staff Accounting Bulletin 1.B.3 requires that certain distributions to owners prior to or coincident with an initial public offering be considered as distributions in contemplation of that offering. Upon completion of this offering, we intend to distribute approximately $147.8 million to Delek, comprised of $108.7 million from the proceeds from the public offering of common units and $90.0 million funded with a borrowing under our new revolving credit facility, net of the payoff of the Predecessor’s current revolving credit facility of $50.9 million.

The table below sets forth the pro forma net income per limited partner unit for both common units and subordinated units during the year ended December 31, 2011 and six months ended June 30, 2012, assuming 18,229,182 common units and 11,999,258 subordinated units were outstanding in each period. The assumed 18,229,182 common units consist of 11,999,258 common units issued as part of the offering plus an additional

Delek Logistics Partners, LP

Notes to Unaudited Pro Forma Combined Financial Statements

6,229,924 common units, which is the number of common units that we would have been required to issue to fund the distribution to Delek, which was calculated as $147.8 million, less the pro forma net earnings of $34.6 million for the year ended December 31, 2011, divided by an issue price per unit of $18.16, which represents the assumed initial public offering price of $20.00 per common unit less the estimated underwriting discounts, structuring fee and offering expenses.

	Year Ended	Six Months Ended
	December 31, 2011	June 30, 2012
Net income per limited partner unit
Common units	$0.93	$0.47
Subordinated units	$1.41	$0.71

Pursuant to the partnership agreement, the general partner is entitled to receive certain incentive distributions that, when applying the provisions of the partnership agreement as if all net income for the period had been distributed as cash, will result in less net income allocable to common and subordinated unitholders provided that the net income exceeds certain targets. The incentive distribution rights are a separate equity interest and represent participating securities. No cash distributions would have been declared to the incentive distribution rights during any of the periods, based upon the assumption that distributions were declared equal to the minimum quarterly distribution.

4. Commercial Agreements with Delek

In connection with the closing of this offering, we will enter into various long-term, fee-based commercial agreements with Delek under which we will provide various logistics and marketing services. Each of these agreements will include minimum volume commitments and will have fees indexed to inflation, provided that the fees will not be decreased below the initial amount. While these agreements will not be the result of arm’s-length negotiations, we believe that these fees are substantially equivalent to the fees that we would expect to charge others for similar services. These commercial agreements with Delek will include:

•

A 10-year marketing agreement under which Delek will pay us fees for providing marketing services for 100% of the refined products output of the Tyler refinery, other than jet fuel and petroleum coke. The minimum throughput commitments under this agreement are 50,000 bpd (on a quarterly average basis) at a fee of $0.5964 per barrel, which represents approximately 69% of the throughput capacity of the Tyler refinery;

•

A 5-year pipeline and tankage agreement under which Delek will pay us fees for storing crude as well as transporting crude oil to the Tyler refinery through our East Texas Crude Logistics system. The minimum throughput commitments under this agreement are 35,000 bpd (on a quarterly average basis), which represents approximately 55% of the capacity of these crude pipelines, at a fee of $0.40 per barrel, with an additional $0.20 per barrel charged for amounts in excess of 50,000 bpd;

•

A 5-year pipeline and storage facilities agreement under which Delek will pay us fees for transporting crude oil to the El Dorado refinery through our Lion Pipeline System, gathering crude oil on the SALA Gathering System and transporting refined products from the El Dorado refinery to the Enterprise TE Products Pipeline. The minimum throughput commitments under this agreement are 46,000 bpd (on a quarterly average basis) at a tariff rate of $0.85 per barrel for the crude oil pipelines, excluding crude oil gathered on our SALA Gathering System, and 40,000 bpd (on a

Delek Logistics Partners, LP

Notes to Unaudited Pro Forma Combined Financial Statements

quarterly average basis) at a tariff rate of $0.10 per barrel for the refined product pipelines, representing approximately 30% and 54%, respectively, of the aggregate capacity of such pipelines, and 14,000 bpd (on a quarterly average basis) at a tariff rate of $2.25 per barrel for the SALA Gathering System. We are unable to provide a meaningful estimate of the aggregate capacity of the SALA Gathering System on a system-wide basis; and

•

Two 5-year terminalling services agreements under which Delek will pay us fees for providing terminalling services for Delek at our Memphis and Big Sandy terminals, as well storing product at our Big Sandy terminal. The minimum throughput commitments under these agreements are 10,000 bpd (on a quarterly average basis) for the Memphis terminal, representing approximately 75% of maximum loading capacity, and 5,000 bpd (on a quarterly average basis) for the Big Sandy terminal, representing approximately 55% of maximum loading capacity, in each case at a fee of $0.50 per barrel.

In addition, we will enter into the following agreements with Delek:

•	An omnibus agreement under which we will pay Delek a fixed fee for providing certain centralized corporate services and reimburse Delek for other expenses incurred on our behalf; and

•	An operation and management services agreement under which Delek will operate the assets of the Partnership on our behalf, and we will reimburse Delek for the costs of services performed.

Please read “Certain Relationships and Related Party Transactions” for a detailed description of these agreements.

Applicable Law; Forum, Venue and Jurisdiction

Our partnership agreement is governed by Delaware law. Our partnership agreement requires that any claims, suits, actions or proceedings:

•

arising out of or relating in any way to the partnership agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of the partnership agreement or the duties, obligations or liabilities among limited partners or of limited partners to us, or the rights or powers of, or restrictions on, the limited partners or us);

•	brought in a derivative manner on our behalf;

•

asserting a claim of breach of a duty (including a fiduciary duty) owed by any director, officer or other employee of us or our general partner, or owed by our general partner, to us or the limited partners;

•	asserting a claim arising pursuant to any provision of the Delaware Act; or

•	asserting a claim governed by the internal affairs doctrine

shall be exclusively brought in the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, any other court located in the State of Delaware with subject matter jurisdiction), regardless of whether such claims, suits, actions or proceedings sound in contract, tort, fraud or otherwise, are based on common law, statutory, equitable, legal or other grounds, or are derivative or direct claims. By purchasing a common unit, a limited partner is irrevocably consenting to these limitations and provisions regarding claims, suits, actions or proceedings and submitting to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or such other Delaware courts) in connection with any such claims, suits, actions or proceedings.

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that he otherwise acts in conformity with the provisions of the partnership agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right, by the limited partners as a group:

•	to remove or replace the general partner;

•	to approve some amendments to the partnership agreement; or

•	to take other action under the partnership agreement;

constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as the general partner. This liability would extend to persons who transact business with us who reasonably believe that the limited partner is a general partner. Neither the partnership agreement nor the Delaware Act specifically provides for legal recourse against the general partner if a limited partner were to lose limited liability through any fault of the general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their limited

195

(b) The terms “in writing,” “written communications,” “written notice” and words of similar import shall be deemed satisfied under this Agreement by use of e-mail and other forms of electronic communication.

Section 16.2 Further Action. The parties shall execute and deliver all documents, provide all information and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement.

Section 16.3 Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns.

Section 16.4 Integration. This Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.

Section 16.5 Creditors. None of the provisions of this Agreement shall be for the benefit of, or shall be enforceable by, any creditor of the Partnership.

Section 16.6 Waiver. No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute waiver of any such breach of any other covenant, duty, agreement or condition.

Section 16.7 Third-Party Beneficiaries. Each Partner agrees that (a) any Indemnitee shall be entitled to assert rights and remedies hereunder as a third-party beneficiary hereto with respect to those provisions of this Agreement affording a right, benefit or privilege to such Indemnitee and (b) any Unrestricted Person shall be entitled to assert rights and remedies hereunder as a third-party beneficiary hereto with respect to those provisions of this Agreement affording a right, benefit or privilege to such Unrestricted Person.

Section 16.8 Counterparts. This Agreement may be executed in counterparts, all of which together shall constitute an agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart. Each party shall become bound by this Agreement immediately upon affixing its signature hereto or, in the case of a Person acquiring a Limited Partner Interest, pursuant to Section 10.1(a) or (b) without execution hereof.

Section 16.9 Applicable Law; Forum; Venue and Jurisdiction; Waiver of Trial by Jury.

(a) This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to the principles of conflicts of law.

(b) Each of the Partners and each Person or Group holding any beneficial interest in the Partnership (whether through a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing or otherwise):

(i) irrevocably agrees that any claims, suits, actions or proceedings (A) arising out of or relating in any way to this Agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of this Agreement or the duties, obligations or liabilities among Partners or of Partners to the Partnership, or the rights or powers of, or restrictions on, the Partners or the Partnership), (B) brought in a derivative manner on behalf of the Partnership, (C) asserting a claim of breach of a duty (including a fiduciary duty) owed by any director, officer, or other employee of the Partnership or the General Partner, or owed by the General Partner, to the Partnership or the Partners, (D) asserting a claim arising pursuant to any provision of the Delaware Act or (E) asserting a claim governed by the internal affairs doctrine shall be exclusively brought in the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction, any other court located in the State of Delaware with subject matter jurisdiction), in each case regardless of whether such claims, suits, actions or proceedings sound in contract, tort, fraud or otherwise, are based on common law, statutory, equitable, legal or other grounds, or are derivative or direct claims;

A-82

(ii) irrevocably submits to the exclusive jurisdiction of such courts in connection with any such claim, suit, action or proceeding;

(iii) agrees not to, and waives any right to, assert in any such claim, suit, action or proceeding that (A) it is not personally subject to the jurisdiction of such courts or of any other court to which proceedings in such courts may be appealed, (B) such claim, suit, action or proceeding is brought in an inconvenient forum, or (C) the venue of such claim, suit, action or proceeding is improper;

(iv) expressly waives any requirement for the posting of a bond by a party bringing such claim, suit, action or proceeding; and

(v) consents to process being served in any such claim, suit, action or proceeding by mailing, certified mail, return receipt requested, a copy thereof to such party at the address in effect for notices hereunder, and agrees that such services shall constitute good and sufficient service of process and notice thereof; provided, nothing in clause (v) hereof shall affect or limit any right to serve process in any other manner permitted by law.

Section 16.10 Invalidity of Provisions. If any provision or part of a provision of this Agreement is or becomes for any reason, invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions and/or parts thereof contained herein shall not be affected thereby and this Agreement shall, to the fullest extent permitted by law, be reformed and construed as if such invalid, illegal or unenforceable provision, or part of a provision, had never been contained herein, and such provisions and/or part shall be reformed so that it would be valid, legal and enforceable to the maximum extent possible.

Section 16.11 Consent of Partners. Each Partner hereby expressly consents and agrees that, whenever in this Agreement it is specified that an action may be taken upon the affirmative vote or consent of less than all of the Partners, such action may be so taken upon the concurrence of less than all of the Partners and each Partner shall be bound by the results of such action.

Section 16.12 Facsimile and Email Signatures. The use of facsimile signatures and signatures delivered by email in portable document (.pdf) or similar format affixed in the name and on behalf of the Transfer Agent of the Partnership on certificates representing Common Units is expressly permitted by this Agreement.

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK.]

A-83

Annex C

Recent Developments

Preliminary Estimate of Third Quarter 2012 Operating Data

While financial information and operating data as of and for the three months ended September 30, 2012 are not available, based on the information and data currently available, management estimates, on a preliminary basis, that the historical operating results for Delek Logistics Partners, LP Predecessor, our predecessor for accounting purposes, for the three months ended September 30, 2012 will be within the ranges provided in the table below.

	Estimated Range
Pipeline and transportation throughputs (average bpd)
Lion Pipeline System:
Crude oil pipelines (non-gathered)	44,200	to	44,700
Refined products pipelines to Enterprise System	42,500	to	43,000
SALA Gathering System	20,500	to	21,000
Paline Pipeline System	19,100	to	19,600
East Texas Crude Logistics System	58,200	to	59,000
Wholesale marketing and terminalling
East Texas—Tyler refinery sales volumes (average bpd)	58,500	to	59,000
West Texas marketing throughput (average bpd)	22,150	to	22,650
West Texas marketing gross margin per barrel	$2.50	to	$2.80
Terminalling throughputs (average bpd)(1)	15,200	to	15,700

(1)	Consists of terminalling throughputs at our Memphis and Nashville, Tennessee terminals.

We have prepared these estimates on a materially consistent basis with the operating data presented in “—Summary Historical and Pro Forma Financial and Operating Data” and in good faith based upon our internal reporting as of and for the three months ended September 30, 2012. Given the timing of these estimates, we have not completed our customary quarterly close and review procedures as of and for the three months ended September 30, 2012, and there can be no assurance that the final results of Delek Logistics Partners, LP Predecessor for this period will not differ from these estimates. During the course of the preparation of the consolidated financial statements and related notes as of and for the three months ended September 30, 2012, we may identify items that could cause the final reported results to be materially different from the preliminary estimates presented herein. Important factors that could cause actual results to differ materially from our preliminary estimates are set forth under the headings “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

Our Relationship with Delek

One of our principal strengths is our relationship with Delek (NYSE: DK). Delek has a significant interest in our partnership through its ownership of a 65.3% limited partner interest in us and a 2.0% general partner interest in us and all of our incentive distribution rights. Delek owns and operates the Tyler and El Dorado refineries, two independent refineries currently representing a combined 140,000 bpd of crude oil throughput capacity. Delek produces a variety of petroleum-based products used in transportation and industrial markets which are sold to a wide range of customers located principally in inland, domestic markets. In addition to its ownership and operation of the El Dorado and Tyler refineries, Delek also owns and operates one of the largest company-operated convenience store chains in the southeastern United States. For the year ended December 31, 2011, Delek reported net sales, operating income and net income attributable to Delek of $7.2 billion, $286 million and $158 million, respectively. For the six months ended June 30, 2012, Delek reported net sales, operating income and net income attributable to Delek of $4.3 billion, $202 million and $114 million,

6

Pro forma cash available for distribution generated during the year ended December 31, 2011 and the twelve-month period ended June 30, 2012 was approximately $42.4 million and $41.4 million, respectively. The amount of cash we will need to pay the minimum quarterly distribution for four quarters on our common units, subordinated units and general partner units to be outstanding immediately after this offering will be approximately $36.7 million (or an average of approximately $9.2 million per quarter). As a result, we would have had sufficient cash available for distribution to pay the full minimum quarterly distribution of $0.375 per unit per quarter ($1.50 per unit on an annualized basis) on all of our common units and subordinated units for both the year ended December 31, 2011 and the twelve-month period ended June 30, 2012. Please read “Our Cash Distribution Policy and Restrictions on Distributions—Unaudited Pro Forma Cash Available for Distribution for the Year Ended December 31, 2011 and the Twelve-Month Period Ended June 30, 2012.”

Based on our review of preliminary information available to us as of the date of this prospectus, we believe that the results of operations for the assets that will be contributed to us at the closing of this offering for the quarter ended September 30, 2012 are consistent with the results of operations for those assets on a quarterly basis for the year ended December 31, 2011 and the twelve-month period ended June 30, 2012 and our expectations for the year ending December 31, 2012 and the twelve-month period ending September 30, 2013. As a result, we do not anticipate that our pro forma results of operations or pro forma cash available for distribution for the quarter ended September 30, 2012, on a quarterly basis, would differ materially from our pro forma results of operations or pro forma cash available for distribution for the year ended December 31, 2011 or the twelve-month period ended June 30, 2012 or our estimated results of operations and cash available for distribution for the twelve-month period ending September 30, 2013 in terms of having sufficient cash available to pay the full minimum quarterly distribution for all of our common units and subordinated units. We will not pay a distribution with respect to the quarter ended September 30, 2012. Please read “Our Cash Distribution Policy and Restrictions on Distributions.”

We believe that, based on the financial forecasts and related assumptions included under the caption “Our Cash Distribution Policy and Restrictions on Distributions—Estimated Cash Available for Distribution for the Twelve-Month Period Ending September 30, 2013,” we will have sufficient cash available for distribution to make cash distributions for the twelve-month period ending September 30, 2013, at the minimum quarterly distribution rate of $0.375 per unit per quarter ($1.50 per unit on an annualized basis) on all common units, subordinated units and general partner units outstanding immediately after completion of this offering. However, our actual results of operations, cash flows and financial condition during the forecast period may vary from the forecast.

16

Delek Logistics Partners, LP

Unaudited Pro Forma Combined Balance Sheet June 30, 2012

(In thousands)

		Transaction Adjustments
	Predecessor			Retained		Partnership
	Historical	Financing		Operations		Pro Forma
Assets
Current assets:
Cash and cash equivalents	$685	$160,000	(a)			$35,000
		90,000	(b)
		(11,200	) (c)
		(3,500	) (d)
		(2,310	) (e)
		(57,775	) (f)
		(50,900	) (f)
		(90,000	) (g)
Accounts receivable	30,452	—		(67	) (k)	51
				(30,334	) (l)
Accounts receivable from related party	6,786	—		(6,786	) (k)	—
Prepaid Inventory	160	—		(160	) (k)	—
Inventory	24,780	—		(11,662	) (k)	13,118
Deferred tax assets	998	(998	) (j)	—		—
Other current assets	584	—		—		584

Total current assets	64,445	33,317		(49,009)		48,753

Property, plant and equipment:
Property, plant and equipment	170,448	—		—		170,448
Less: accumulated depreciation	(15,157)	—		—		(15,157)

Property, plant and equipment, net	155,291	—		—		155,291

Goodwill	7,499	—		—		7,499
Intangible assets, net	9,493	—		—		9,493
Other non—current assets	78	2,310	(e)	—		2,310
		(78	) (f)

Total assets	$236,806	35,549		(49,009)		$223,346

Liabilities and equity
Current liabilities:
Accounts payable	34,765	—		(10,667	) (k)	24,098
Accounts payable to related parties	—	—		1,488	(k)	3,019
				1,531	(l)
Interest payable	19	—		—		19
Fuel and other taxes payable	5,177	—		—		5,177
Accrued employee costs	346	—		—		346
Current portion of environmental liabilities	35	—		—		35
Accrued expenses and other current liabilities	2,672	—		—		2,672

Total current liabilities	43,014	—		(7,648)		35,366
Non-current liabilities:
Revolving credit facility	50,900	(50,900	) (f)			90,000
		90,000	(b)
Asset retirement obligations	1,395	—		—		1,395
Deferred tax liabilities	19,755	(19,755	) (j)	—		—
Other non-current liabilities	6,896	—		—		6,896

Total non-current liabilities	78,946	19,345		—		98,291
Equity:
Division equity	114,846	(92,242	) (h)	(9,496	) (k)	—
		18,757	(j)	(31,865	) (l)
Common unitholders—public	—	160,000	(a)	—		145,300
		(11,200	) (c)
		(3,500	) (d)
Common unitholders—Delek	—	(57,853	) (f)	—		(125,481)
		(90,000	) (g)
		22,372	(h)
Subordinated unitholders—Delek	—	67,130	(h)	—		67,130
General partner	—	2,740	(h)	—		2,740

Total equity	114,846	16,204		(41,361)		89,689

Total liabilities and shareholder’s equity	$236,806	35,549		(49,009)		$223,346

See accompanying notes to unaudited pro forma combined financial statements

F-3

Delek Logistics Partners, LP

Notes to Unaudited Pro Forma Combined Financial Statements

commitment. The pro forma revenues were calculated using first quarter 2012 historical throughputs of 52,969 bpd, for revenue of $4.1 million, and minimum volume commitment in the second quarter of 2012 of 46,000 bpd, for revenue of $3.6 million.
(3)	Under the east Texas marketing agreement that we will enter into with Delek Refining at the closing of this offering, Delek Refining will be obligated to make available to us for marketing and sale at the Tyler refinery and/or Big Sandy terminal an aggregate amount of refined products of at least 50,000 bpd. As the historical throughputs for the first quarter of 2012 and second quarter of 2012 fell below this minimum volume commitment, 50,000 bpd was used to calculate the pro forma revenue for these respective periods.

(r) The pro forma operating expenses primarily reflect $1.2 million per year ($0.3 million per quarter), an increase relative to historical amounts of $0.5 million for the year ended December 31, 2011 and remained relatively flat for the six months ended June 30, 2012. These expenses are for business interruption, property and pollution liability insurance premiums that the Partnership expects to incur based on estimates from the Partnership’s insurance broker, and incremental employee-related expenses of $0.2 million per year related to Delek personnel who have been identified to be assigned to manage the Partnership’s day-to-day operations after the closing of the offering.

(s) Reflects the difference between the management fees paid by the Predecessor and the annual service fee of $2.7 that we will pay Delek under the terms of our omnibus agreement for performing certain corporate services.

3. Pro Forma Net Income Per Unit

The Partnership computes income per unit using the two-class method. Net income available to common and subordinated unitholders for purposes of the basic income per unit computation is allocated between the common and subordinated unitholders by applying the provisions of the partnership agreement as if all net income for the period had been distributed as cash. Under the two-class method, any excess of distributions declared over net income shall be allocated to the partners based on their respective sharing of income specified in the partnership agreement. For purposes of pro forma calculation, we have assumed that distributions were declared for each common and subordinated unit equal to the minimum quarterly distribution for each quarter during 2011 and the six months ended June 30, 2012.

Pro forma basic net income per unit is determined by dividing the pro forma net income available to common and subordinated unitholders of the Partnership by the number of common and subordinated units expected to be outstanding at the closing of the offering. For purposes of this calculation, the number of common and subordinated units outstanding was assumed to be 11,999,258 units and 11,999,258 units, respectively. All units were assumed to have been outstanding since January 1, 2011.

Staff Accounting Bulletin 1.B.3 requires that certain distributions to owners prior to or coincident with an initial public offering be considered as distributions in contemplation of that offering. Upon completion of this offering, we intend to distribute approximately $147.8 million to Delek, comprised of $108.7 million from the proceeds from the public offering of common units and $90.0 million funded with a borrowing under our new revolving credit facility, net of the payoff of the Predecessor’s current revolving credit facility of $50.9 million.

The table below sets forth the pro forma net income per limited partner unit for both common units and subordinated units during the year ended December 31, 2011 and six months ended June 30, 2012, assuming 18,229,182 common units and 11,999,258 subordinated units were outstanding in each period. The assumed 18,229,182 common units consist of 11,999,258 common units issued as part of the offering plus an additional

F-10

Delek Logistics Partners, LP Predecessor

Condensed Combined Balance Sheets

(In thousands)

			Supplemental
			Pro Forma
	December 31,	June 30,	June 30,
	2011	2012	2012
		(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$35	$685	$685
Accounts receivable	22,577	30,452	30,452
Accounts receivable from related party	5,618	6,786	6,786
Prepaid Inventory	—	160	160
Inventory	18,859	24,780	24,780
Deferred tax assets	733	998	998
Other current assets	629	584	584

Total current assets	48,451	64,445	64,445

Property, plant and equipment:
Property, plant and equipment	144,980	170,448	170,448
Less: accumulated depreciation	(11,300)	(15,157)	(15,157)

Property, plant and equipment, net	133,680	155,291	155,291

Goodwill	7,499	7,499	7,499
Intangible assets, net	10,025	9,493	9,493
Other non-current assets	172	78	78

Total assets	$199,827	$236,806	$236,806

Liabilities and equity
Current liabilities:
Accounts payable	26,386	34,765	34,765
Revolving credit facility	30,300	—	—
Interest payable	17	19	19
Fuel and other taxes payable	4,234	5,177	5,177
Accrued employee costs	226	346	346
Current portion of environmental liabilities	37	35	35
Accrued expenses and other current liabilities	2,804	2,672	2,672
Distribution payable to related parties	—	—	147,775

Total current liabilities	64,004	43,014	190,789
Non-current liabilities:
Revolving credit facility	—	50,900	50,900
Asset retirement obligations	1,342	1,395	1,395
Deferred tax liabilities	19,498	19,755	19,755
Other non-current liabilities	7,261	6,896	6,896

Total non-current liabilities	28,101	78,946	78,946
Division equity	107,722	114,846	(32,929)

Total liabilities and division equity	$199,827	$236,806	$236,806

See accompanying notes to combined financial statements

Delek Logistics Partners, LP Predecessor

Notes to Condensed Combined Financial Statements (Unaudited)

11. Income Taxes

Our effective income tax rate increased to 35.46% for the six months ended June 30, 2012 compared to 32.82% for the six months ended June 30, 2011. The effective tax rate for the six months ended 2012 increased primarily due to the change in the valuation allowance activity and permanent tax differences for the six months of 2012.

12. Subsequent Events

On August 23, 2012, Marketing entered into an amendment to its $75,000,000 revolving credit facility with Fifth Third Bank as administrative agent and other lenders party thereto. The amendment, among other things, extends the maturity date of the credit facility from December 19, 2012 to December 19, 2013 and includes certain recently acquired assets as additional collateral under the credit facility.

13. Supplemental Pro Forma Information

Unaudited supplemental pro forma balance sheet and net loss per unit have been presented in accordance with SEC Staff Accounting Bulletin Topic 1.B.3. The supplemental pro forma balance sheet gives effect to the distribution of approximately $147.8 million to Delek to be paid upon completion of the initial public offering. The distribution is comprised of $108.7 million from the proceeds of the initial public offering of common units and $90.0 million to be funded with a planned borrowing under a revolving credit facility, net of the payoff of the Predecessor’s current revolving credit facility of $50.9 million. The supplemental pro forma balance sheet reflects the distribution payable but does not reflect the impact of the proceeds of the initial public offering or borrowing activities.